SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc FY09 unaudited results Pt3

Prudential plc 2009 UNAUDITED preliminary announcement

European Embedded Value (EEV) basis results

OPERATING PROFIT BASED ON LONGER-TERM INVESTMENT RETURNS
i
Results analysis by business area
	Note	2009 £m	2008 £mv,vi
Asian operations
New business	2	713	634
Business in force	3	392	579
Long-term business		1,105	1,213
Asset management		55	52
Development expenses		(6)	(26)
Total		1,154	1,239
US operations
New business	2	664	293
Business in force	3	569	293
Long-term business		1,233	586
Broker-dealer and asset management ii		4	7
Total		1,237	593
UK operations
New business	2	230	273
Business in force	3	640	764
Long-term business		870	1,037
General insurance commission		51	44
Total UK insurance operations		921	1,081
M&G		238	286
Total		1,159	1,367
Other income and expenditure
Investment return and other income		22	89
Interest payable on core structural borrowings		(209)	(172)
Corporate expenditure:
Group Head Office		(146)	(130)
Asia Regional Head Office		(57)	(41)
Charge for share-based payments for Prudential schemes		(5)	(6)
Charge for expected asset management marginiii		(38)	(42)
Total		(433)	(302)
Restructuring costsiv		(27)	(32)
Operating profit based on longer-term investment returns[v]		3,090	2,865
Analysed as profits (losses) from:
New business	2	1,607	1,200
Business in force	3	1,601	1,636
Long-term business		3,208	2,836
Asset management		297	345
Other results		(415)	(316)
Total		3,090	2,865

i     EEV basis operating profit based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In addition, during the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail events on the Group IGD capital position.  These contracts were in addition to the Group's regular operational hedging programmes.  It also disposed of its Taiwan agency business.  The effect of these items has been shown separately from operating profit based on longer-term investment returns.  The treatment of the Taiwan agency business within the comparatives is discussed below.  The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this preliminary announcement.

ii    The US broker-dealer and asset management result includes losses for Curian of £6 million (2008: £3 million).

iii   The value of future profits or losses from asset management and service companies that support the Group's covered businesses are included in the profits for new business and the in-force value of the Group's long-term business.  The results of the Group's asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margin for the year on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

iv   Restructuring costs comprise the charge of £23 million recognised on an IFRS basis and an additional £4 million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-profits fund.
v    In June 2009, the Group completed the previously announced sale of its Taiwan agency business. In order to facilitate comparisons of the results of the Group's retained businesses the effect of disposal and the results of the Taiwan agency business are shown separately. The presentation of the comparative results for full year 2008 has been adjusted accordingly as explained in note 18.

vi   Exchange translation

The comparative results have been prepared using previously reported exchange rates.

European Embedded Value (EEV) basis results

SUMMARISED CONSOLIDATED INCOME STATEMENT
	Note	2009 £m	2008 £m
Operating profit based on longer-term investment returns
Asian operations		1,154	1,239
US operations		1,237	593
UK operations:
UK insurance operations		921	1,081
M&G		238	286
		1,159	1,367

Other income and expenditure		(433)	(302)
Restructuring costs		(27)	(32)
Operating profit based on longer-term investment returns		3,090	2,865
Short-term fluctuations in investment returns	5	351	(4,967)
Mark to market value movements on core borrowings	9	(795)	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		(84)	(14)
Effect of changes in economic assumptions and time value of cost of options and guarantees	6	(910)	(398)
Profit on sale and results for Taiwan agency business	18	91	(248)
Profit (loss) from continuing operations before tax (including actual investment returns)		1,743	(2,106)
Tax attributable to shareholders' profit (loss)	11	(481)	771
Profit (loss) from continuing operations after tax before minority interests		1,262	(1,335)
Discontinued operations (net of tax)	4	(14)	-
Profit (loss) for the year		1,248	(1,335)

Attributable to:
Equity holders of the Company		1,245	(1,338)
Minority interests		3	3
Profit (loss) for the year		1,248	(1,335)

Earnings per share (in pence)
	Note	2009	2008

From operating profit based on longer-term investment returns, after related tax and minority interests of £2,221m (2008: £2,103m)	12	88.8p	85.1p
Based on profit (loss) after tax and minority interests of £1,245m (2008: £(1,338)m)	12	49.8p	(54.1)p

Dividends per share (in pence)
	2009	2008
Dividends relating to reporting year:
Interim dividend (2009 and 2008)	6.29p	5.99p
Final dividend (2009 and 2008)	13.56p	12.91p
Total	19.85p	18.90p
Dividends declared and paid in reporting year:
Current year interim dividend	6.29p	5.99p
Final dividend for prior year	12.91p	12.30p
Total	19.20p	18.29p

European Embedded Value (EEV) basis results

MOVEMENT IN SHAREHOLDERS' EQUITY (EXCLUDING MINORITY INTERESTS)
	Note	2009 £m	2008 £m
Profit (loss) for the year attributable to equity shareholders		1,245	(1,338)
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		(761)	2,010
Related tax		11	119
Dividends		(481)	(453)
New share capital subscribed		141	170
Reserve movements in respect of share-based payments		29	18
Treasury shares:
Movement in own shares held in respect of share-based payment plans		3	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		(3)	(25)
Mark to market value movements on Jackson assets backing surplus and required capital (gross movement)		205	(228)
Related tax		(72)	80
Net increase in shareholders' equity	10	317	356
Shareholders' equity at beginning of year (excluding minority interests)	10	14,956	14,600
Shareholders' equity at end of year (excluding minority interests)	7,10	15,273	14,956

Comprising:	31 Dec 2009 £m			31 Dec 2008 £m
	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total

Asian operations
Net assets of operation	5,781	161	5,942	5,264	167	5,431
Acquired goodwill	80	61	141	111	61	172
	5,861	222	6,083	5,375	228	5,603

US operations
Net assets of operation	4,122	95	4,217	4,339	98	4,437
Acquired goodwill	-	16	16	-	16	16
	4,122	111	4,233	4,339	114	4,453

UK insurance operations
Net assets of operation	5,439	37	5,476	4,919	-	4,919

M&G
Net assets of operation	-	173	173	-	147	147
Acquired goodwill	-	1,153	1,153	-	1,153	1,153
	-	1,326	1,326	-	1,300	1,300
	5,439	1,363	6,802	4,919	1,300	6,219

Other operations
Holding company net borrowings at market value	-	(1,780)	(1,780)	-	(818)	(818)
Other net liabilities	-	(65)	(65)	-	(501)	(501)
	-	(1,845)	(1,845)	-	(1,319)	(1,319)
Shareholders' equity at end of year (excluding minority interests)	15,422	(149)	15,273	14,633	323	14,956
Representing:
Net assets	15,342	(1,379)	13,963	14,522	(907)	13,615
Acquired goodwill	80	1,230	1,310	111	1,230	1,341
	15,422	(149)	15,273	14,633	323	14,956

Net asset value per share (in pence)	2009	2008
Based on EEV basis shareholders' equity of £15,273m (2008: £14,956m)	603p	599p
Number of issued shares at year end (millions)	2,532	2,497
Return on embedded value*	14.9%	14.4%
*    Return on embedded value is based on EEV operating profit after tax and minority interests as a percentage of opening EEV basis shareholders' equity.

European Embedded Value (EEV) basis results

SUMMARY STATEMENT OF FINANCIAL POSITION
	Note	2009 £m	2008 £m
Total assets less liabilities, excluding insurance funds		201,501	186,209
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		(195,230)	(181,151)
Less shareholders' accrued interest in the long-term business		9,002	9,898
		(186,228)	(171,253)
Total net assets	10	15,273	14,956

Share capital		127	125
Share premium		1,843	1,840
IFRS basis shareholders' reserves		4,301	3,093
Total IFRS basis shareholders' equity	7	6,271	5,058
Additional EEV basis retained profit	7	9,002	9,898
Shareholders' equity (excluding minority interests)	7,10	15,273	14,956
*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Notes on the EEV basis supplementary information

1 Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).
      The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.
      The EEV basis results for 2009 are unaudited. The 2008 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2008. The supplement included an unqualified audit report from the auditors.

a Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.
      The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.
      With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). A small amount of UK group pensions business is also not modelled for EEV reporting purposes.
      SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.
      As regards PSPS, the deficit funding liability attaching to the shareholder-backed business is included in the total for Other operations, reflecting the fact that the deficit funding is being paid for by the parent company, Prudential plc.

b Methodology
i Embedded value
Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

• present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in (encumbered) capital;
• locked-in (encumbered) capital; and
• shareholders' net worth in excess of encumbered capital (free surplus).

The value of future new business is excluded from the embedded value.
      Notwithstanding the basis of presentation of results (as explained in note 1c(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 1c(i).

Valuation of new business
The contribution from new business represents profits determined by applying non-economic assumptions as at the end of the year.
      In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.
      The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.
However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held for the longer term.
      Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Value of in-force business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.
      The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.
      The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
      Where encumbered capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of encumbered capital.

Financial options and guarantees
Nature of options and guarantees in Prudential's long-term business
Asian operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.
      Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequent with market conditions are written in the Korean life operations.  This is to a much lesser extent than the policies written by the Taiwan Life business which was sold in the first half of 2009, as detailed in note 18.

US operations (Jackson)
The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business.
      Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (2008: 1.5 per cent to 5.5 per cent), depending on the particular product, jurisdiction where issued, and date of issue. At 31 December 2009, 82 per cent (2008: 83 per cent) of the account values on fixed annuities relates to policies with guarantees of three per cent or less. The average guarantee rate is 3.0 per cent (2008: 3.0 per cent).
      Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.
      Jackson issues VA contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)) and minimum accumulation, death and income benefits.  Jackson hedges these risks using equity options and futures contracts.
      These guarantees generally protect the policyholder's value in the event of poor equity market performance.
      Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF.
With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £31 million (2008: £42 million) at 31 December 2009 to honour guarantees on a small amount of guaranteed annuity option products.
      Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.
      The Group's main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £284 million (2008: £391 million) was held in SAIF at 31 December 2009 to honour the guarantees.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).
      Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.
      The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 16.

ii Level of encumbered capital
In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the encumbered capital requirements. For shareholder-backed business the following capital requirements apply:

• Asian operations: the level of encumbered capital has been set at the higher of local statutory requirements and the economic capital requirement;
• US operations: the level of encumbered capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL), and
• UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which for 2009 and 2008 was Pillar I.

iii Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.
      Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.
      The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk.  No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market and non-credit risks are considered to be diversifiable.

Market risk allowance
The allowance for market risk represents the multiple of beta x equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses
      The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.
      Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk.  The allowance for credit risk is to cover:

·
expected long-term defaults;
·
credit risk premium (to reflect the volatility in default levels); and
·
short-term downgrades and defaults.

      These allowances are initially reflected in determining best-estimate returns and through the market risk allowance described above.  However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.
      The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asian operations
For Asian operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

US business
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.
      For 2009 the risk discount rate incorporates an additional allowance for credit risk premium and short-term defaults.  The allowance for 2009 is 150 basis points for spread-based business and 30 basis points for variable annuity business to reflect the fact that a proportion of the variable annuity business is allocated to the general account.
      The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products. For 2008 and previously, allowance for these elements of credit risk was recognised only in the risk margin reserve charge and to the extent implicit within the market risk allowance.

UK business
a) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.
      In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults.  For the purposes of presentation in the EEV results the results on this are reconfigured.  Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and additional short-term default allowance are incorporated into the risk margin included in the discount rate.

b) With-profit fund PAL annuity business
For UK annuity business written by PAL for 2008 the allowance for credit risk was for best estimate defaults. For 2009, the basis for determining the appropriate aggregate allowance for credit risk has been aligned with that of UK shareholder-backed annuity business so as also to include provision for short-term defaults. The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

c)  With-profit fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus.  For 2008, given the expectation that the widening of credit spreads observed in 2008 would not be maintained, the Company considered it appropriate to assume an unchanged level of credit spreads, an unchanged level of default allowance and an unchanged risk discount rate methodology relative to those used at 31 December 2007.  For 2009, the approach for with-profit holdings has been refined.  For equities and properties the projected earned rate is defined as the risk-free rate plus a long-term risk premium.  Under the revised methodology a similar approach is adopted for corporate bonds i.e. the assumed earned rate is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults.

Allowance for non-diversifiable non-market risks
Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.
      For UK shareholder-backed annuity business, a margin of 100 basis points is used to cover the non-diversifiable non-market risks associated with the business. For the Group's other business a margin of 50 basis points is applied with, where necessary, an additional allowance for emerging market risk.  The additional 50 basis points for UK annuities business reflects the longevity risk which is of particular relevance.

iv Management actions
In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas:

• investment allocation decisions;
• levels of reversionary bonuses and credited rates; and
• total claim values.

Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.
      In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

v With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent.  The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profit funds of the Group's Asian operations.

vi Pension costs
The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan, but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees were transferred out.
      Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that apply the principles of IFRIC 14, which was adopted in 2008 providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset.
      Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders' 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on the Scottish Amicable Pension Scheme are reflected as part of UK operations and for other defined benefit schemes the adjustments are reflected as part of 'Other operations', as shown in note 7.
      Separately, the projected cash flows of in-force covered business include the cost of contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

vii Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value.  Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

viii Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

c Accounting presentation
i Analysis of profit before tax
To the extent applicable, presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns and, except as explained in note (iv) below, the unwind of discount on the value of in-force business. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non operating results comprise short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In 2009, during the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group incurred non-recurrent costs from an exceptional short dated hedge to protect against tail events on the Group IGD capital position in addition to regular operational hedging programs. These costs have been shown separately within short-term fluctuations in investment returns. Also, in June 2009, the Group completed the disposal of the Taiwan agency business. The effect of this disposal and the results of the Taiwan agency business have been presented separately outside of the operating result.

ii Operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purposes of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market movements.
      For the purposes of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of year-end risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect year-end projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.
      For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk.  The net effect of these changes is reflected in the result for the year.  In general, the effect is booked in operating results.  However, in 2008 the element due to the exceptional spread widening in the market since 31 December 2006 was booked in the effect of change in economic assumptions.

iii Effect of changes in operating assumptions
Operating profits include the effect of changes to operating assumptions on the value of in-force at the end of the period.  For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

iv Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period. For UK insurance operations the amount included within operating results based on longer-term returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1b(v) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.

v Pension costs
Profit before tax
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in note 1b(iv) and (v), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses
For pension schemes in which the IAS 19 position reflects the difference between the assets and liabilities of the scheme, actuarial and other gains and losses comprise:
• the difference between actual and expected return on the scheme assets;
• experience gains and losses on scheme liabilities;
• the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and
• for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses reflect the movement in estimates of deficit funding requirements.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

vi Effect of changes in economic assumptions and time value of cost of options and guarantees
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

vii Taxation
The EEV profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned.

viii Inter-company arrangements
The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

ix Foreign exchange rates
Foreign currency results have been translated as discussed in note 1b(viii), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 31 Dec 2009	Average for 2009	Closing rate at 31 Dec 2008	Average for 2008	Opening rate at 1 Jan 2008
Hong Kong	12.52	12.14	11.14	14.42	15.52
Indonesia	15,171.52	16,173.28	15,799.22	17,749.22	18,696.71
Japan	150.33	146.46	130.33	192.09	222.38
Malaysia	5.53	5.51	5.02	6.15	6.58
Singapore	2.27	2.27	2.07	2.61	2.87
Taiwan	51.65	51.65	47.28	58.24	64.56
US	1.61	1.57	1.44	1.85	1.99

2 Analysis of new business contribution

	2009 £m					2009%
	New business premiums note 17		Annual premium and contribution equivalents (APE) notes i,17	Present value of new business premiums (PVNBP) notes i,17	Pre-tax new business contribution notes ii,iii	New business margin note i
	Single	Regular				(APE)	(PVNBP)
Asian operationsnote iv	842	1,177	1,261	6,245	713	57	11.4
US operationsnote v	8,885	24	912	9,048	664	73	7.3
UK insurance operations	4,768	246	723	5,902	230	32	3.9
Total	14,495	1,447	2,896	21,195	1,607	56	7.6

	2008 £m					2008%
	New business premiums note 17		Annual premium and contribution equivalents (APE) notes i,17	Present value of new business premiums (PVNBP) notes i,17	Pre-tax new business contribution notes ii,iii	New business margin note i
	Single	Regular				(APE)	(PVNBP)
Asian operationsnote iv	1,340	1,082	1,216	6,508	634	52	9.7
US operationsnote v	6,917	24	716	7,140	293	41	4.1
UK insurance operations	6,929	254	947	8,081	273	29	3.4
Total	15,186	1,360	2,879	21,729	1,200	42	5.5

	New business margin
	(APE)	(APE)
	2009%	2008%
Asian operations:
China	50	52
Hong Kong	70	79
India	19	19
Indonesia	73	58
Korea	44	34
Taiwannote iv	18	22
Other	72	72
Weighted average for all Asian operations	57	52
Notes
i     New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.
ii
In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.
iii   New business contributions represent profits determined by applying non-economic assumptions as at the end of the year.  In general, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect is for UK shareholder-backed annuity and lifetime mortgage business.  For other business within the Group end of period economic assumptions are used.
iv   The tables above include new business for the Taiwan bank distribution operation. New business of the Taiwan agency business, which was sold in June 2009 is excluded from the tables but included in the result for the sold Taiwan agency business, shown separately in the analysis of profit, as shown in note 18. Comparative figures have been adjusted accordingly.
v    The increase in new business margin for US operations for 2009 reflects the significant changes to target spread for Fixed Annuity and Fixed Index Annuity business primarily as a result of the exceptional combined benefit of high investment yields on new assets and lower crediting rates, as described in note 16b, and the increasing proportion of variable annuity business, for which margins have benefited from the increased projected separate account return, revised benefits and higher take-up rates on the higher margin guaranteed withdrawal benefits.

3 Operating profit from business in force

Group Summary
2009	Asian operations note iv £m	US operations note v £m	UK operations note vi £m	Total £m
Unwind of discount and other expected returnsnote i	489	344	588	1,421
Effect of change in operating assumptionsnote ii	(12)	101	-	89
Experience variances and other itemsnote iii	(85)	124	52	91
Total	392	569	640	1,601

2008	Asian operations note iv £m	US operations note v £m	UK operations note vi £m	Total £m
Unwind of discount and other expected returns	409	233	569	1,211
Effect of change in operating assumptions	165	(17)	-	148
Experience variances and other items	5	77	195	277
Total	579	293	764	1,636
Notes
i
Unwind of discount and other expected returns
The increase in unwind of discount and other expected returns from £1,211 million for 2008 to £1,421 million for 2009 mainly arises in the US, primarily reflecting an increase in the discount rate applied to the value of in-force business (as adjusted for the effects of changes in operating and non-operating assumptions) and in Asian operations as a result of higher start of year value of in-force business, reflecting the increasing growth of this business.
ii
Effect of change in operating assumption changes
The charge of £(12) million for Asian operations in 2009 primarily represents a charge of £(78) million for the effect of strengthening persistency assumptions, offset by a credit of £69 million relating to altered projected net of tax cash flows arising from a regulatory reclassification of health and protection products in Hong Kong. The change in persistency assumptions are mainly as a direct consequence of the impact on policyholders' savings behaviour from adverse economic and market conditions, arising primarily for investment related products, principally in Korea (£(25) million) and Hong Kong (£(12) million), mostly due to premium holidays, and in Indonesia (£(24) million), reflecting recent experience.
The credit of £101 million for US operations in 2009 primarily reflects the positive impact of altered assumptions arising from beneficial policyholder behaviour for Guaranteed Minimum Withdrawal Benefits on Variable Annuity business, as explained in note v(1) below.
iii
Experience variance and other items
The £(85) million charge for Asian operations in 2009 primarily represents the effects of adverse persistency of £(76) million, as customers have withdrawn from investment related products (for which assumptions have been strengthened, as explained in note ii above). The residual £(9) million charge reflects a combination of adverse expense experience of £(43) million, offset by the favourable mortality and morbidity experience of £52 million, (as explained in notes iv(5) and iv(6) below) and a charge of £(18) million for other items.
The £124 million credit in US operations in 2009 primarily represents £59 million for the amortisation of interest-related realised gains and losses, £40 million for lower than expected levels of expenses and £32 million for favourable mortality experience as detailed in note v(7) below.
The credit of £52 million for UK insurance operations is detailed in note vi below.

Analysis by business unit
iv
Asian operations
	2009 £m	2008 £m
Unwind of discount and other expected returns	489	409
Effect of change in operating assumptions:
Mortality and morbidity[1]	26	41
Expense[2]	(32)	30
Persistency[3]	(78)	79
Other[4]	72	15
	(12)	165
Experience variance and other items:
Mortality and morbidity[5]	52	34
Expense[6]	(43)	(37)
Persistency[7]	(76)	16
Other	(18)	(8)
	(85)	5
	392	579

      Notes
1   The favourable effect of £26 million in 2009 for mortality and morbidity assumption changes primarily arises in Indonesia of £24 million reflecting recent experience. The benefit of £41 million for 2008 mainly relates to Singapore of £34 million and Hong Kong of £15 million, which reflect actual experience across most products, offset by a charge in Malaysia of £(19) million which reflects negative morbidity experience on health and protection products.
2   The charge of £(32) million for strengthened expense assumptions arises principally in Hong Kong of £(23) million with the balance across the regions.
3   The negative effect of the change in persistency assumptions of £(78) million in 2009 arises mostly with investment related products, principally in Korea (£(25) million), Indonesia (£(24) million) and Hong Kong (£(12) million).
The favourable effect of the change in persistency assumptions of £79 million in 2008 predominately arose in Singapore (£90 million), Hong Kong (£28 million) (principally for health and protection products) and in Malaysia (£21 million) which reflected improved lapse rates, based on recent experience, offset by a charge in Korea (£(44) million) mainly relating to premium holidays.
4   The effect of other assumption changes for 2009 of £72 million comprises the one-off positive impact of £69 million for altered projected net of tax cash flows arising from a regulatory reclassification of health and protection products in Hong Kong, a credit of £13 million for the effect of altered application of the Group's EEV methodology and a net charge of £(10) million for other items.  The £13 million effect comprises adjustments for asset management margins in Indonesia and Korea of £37 million and a charge of £(24) million to better align the assumed capital requirement with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam, and other minor adjustments with a neutral net effect.
5   The favourable effects of £52 million in 2009 and £34 million in 2008 relating to mortality and morbidity experience variances reflect better than expected experience across the territories.
6   The charge of £(43) million for expense experience variance arises across the territories, principally in Korea (£(10) million) reflecting the lower level of sales in the current year, £(8) million in Taiwan, following the sale of the Agency business during the year and £(16) million for expense overruns for operations which are at a relatively early stage of development, for which actual expenses are in excess of those factored into the product pricing.
            The 2008 negative expense experience variance of £(37) million includes a charge of £(11) million arising in Korea, also reflecting lower sales.
7   The charge of £(76) million in 2009 relating to negative persistency experience arises across the region with the largest impacts in Korea (£(29) million), India (£(11) million) and Japan (£(9) million).

v
US operations
	2009 £m	2008 £m
Unwind of discount and other expected returns	344	233
Effect of changes in operating assumptions:
Guaranteed Minimum Withdrawal Benefit (GMWB) policyholder behaviour[1]	156	-
Mortality[2]	33	31
Variable Annuity (VA) fees[3]	(13)	29
Effect of adjustments for application of EEV methodology for certain reserves and required capital[4]	-	(61)
Other[5]	(75)	(16)
	101	(17)
Experience variances and other items:
Spread experience variance[6]	(3)	54
Amortisation of interest-related realised gains and losses[6]	59	28
Other[7]	68	(5)
	124	77

	569	293

Notes
      1 The positive impact of the change in GMWB policyholder behaviour assumptions of £156 million reflects the altered assumptions relating to the utilisation of withdrawal features available to policyholders on VA contracts which have been modified to take account of the more recent experience of policyholder behaviour when benefits are "in the money".  Previously, policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were in the money.  For 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels.
      2  The £33 million credit for mortality for 2009 primarily reflects lower mortality rates for the Life of Georgia business, based upon actual experience since the acquisition of the business in 2005.
      3  The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the size and mix of VA funds. The charge of £(13) million for 2009 reflects a reduction in the projected level of fees paid by policyholders, according to the current fund mix. The positive effect of the change in 2008 of £29 million represents an overall reassessment of the assumed fees, reflecting recent experience at that date.
      4  The effect of the adjustments in 2008 for the application of EEV methodology for certain reserves and required capital of £(61) million are as follows:
2008 £m
Effect of adjustments for application of EEV methodology for certain reserves and required capital:
Interest Maintenance Reserve (IMR)[a]	(10)
Variable Annuity Statutory Reserves[b]	(68)
Required Capital[c]	17
(61)
a   The IMR is a statutory liability in respect of realised gains on the sale of bonds which, on a regulatory basis, are amortised to income over time in line with the duration of the bonds sold.
b   The statutory reserves are primarily in respect of guarantees on variable annuity products in excess of the surrender value.
c   The adjustment in respect of required capital represents a current year refinement to reduce the required capital to align the amount with the required level which has been set as an amount at least equal to 235 per cent of the risk-based capital required by National Association of Insurance Commissioners at the Company Action Level.
5   The effect of other changes in assumptions in 2009 of £(75) million primarily represents the negative impact of changes in persistency assumptions of £(53) million, reflecting an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business of £(29) million and £(24) million for the effect of other altered lapse rates, in line with experience.
6   The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults. The charge of £(3) million for spread experience variance in 2009 is better assessed in the context of both spread and amortisation of interest-related realised gains and losses. Amortisation of interest-related gains and losses reflects the same treatment applied to the supplementary analysis of IFRS profit.  When bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. To reflect better the longer-term returns on operating profits the realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured. The net effect on the EEV results of these two items is a credit of £56 million for 2009 and £82 million for 2008.

7  The credit of £68 million for other items for 2009 primarily represents favourable expense experience variance of £40 million relating to marketing expenses and positive mortality experience of £32 million primarily relating to life products.

vi
UK insurance operations
	2009 £m	2008 £m
Unwind of discount and other expected returns	588	569
Other items:
Effect of asset rebalancingnote	22	118
Release of certain annuity business reserves	-	56
Other	30	21
	52	195
	640	764
      Note
For UK annuity business, the effects of rebalancing the asset portfolio backing the liabilities to policyholders are normally reflected in full in the operating result for the year.  These effects arise from the altered value arising from the revised projected yield and allowances for default risk.
      During 2007 and 2008, exceptional credit spread widening took place.  Accordingly in 2008, to better reflect performance reporting, the effect of asset rebalancing reflected in the operating result was determined by reference to investment conditions at 31 December 2006.  The excess effect of asset rebalancing was included in non-operating results, as described in note 6.

4 Discontinued operations

The charge of £(14) million, which is net of nil tax, reflects completion adjustments for a previously disposed business.

5 Short-term fluctuations in investment returns

	2009 £m	2008 £m
Insurance operations:
Asianote i	437	(903)
USnote ii	(401)	(1,344)
UKnote iii	445	(2,407)
Other operations:
IGD hedge costsnote iv	(235)	-
Othernote v	105	(313)
Total	351	(4,967)
Notes
i
Asian operations
	2009 £m	2008 £m
Singapore	159	(310)
Hong Kong	113	(284)
Vietnam	(47)	(82)
Other operations	212	(227)
	437	(903)
     The short-term fluctuations in investment returns in Asia for 2009 of £437 million reflect the effect of strong equity market performance in particular for participating business and unit-linked business where the in-force value benefits from increases in shareholder transfers and from the capitalisation of increased projected fees due to the higher asset base at the end of the year.
For 2008, the short-term fluctuations in investment returns for Asian operations of £(903) million arose primarily in Singapore and Hong Kong, reflecting the effect of substantial equity market falls on unit-linked and with-profits business.  For unit-linked business, the short-term fluctuation in investment returns reflects the reduction in the value of the asset base and the consequent effect on the projection of future management fees.  For with-profits business, the short-term fluctuation in investment returns reflects the difference between the shareholders' 10 per cent interest in the value movements on the assets and the unwind of discount on the opening shareholders' interest in the surplus.

ii
US operations
      The fluctuations for US operations comprise the following items:
	2009 £m	2008 £m
Actual realised losses less default assumption and amortisation of interest-related gains and losses for fixed income securities and related swap transactions[1]	(367)	(463)
Actual less long-term return on equity based investments and other items[2]	(144)	(148)
Investment return related gain (loss) due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related products[3]	110	(733)
Total Jackson	(401)	(1,344)

Notes
1    The charge of £(367) million in 2009 relating to fixed income securities primarily represents the excess of the impairment losses in the year on the US statutory basis over the amortisation of interest-related gains and longer-term default assumption included within operating profit.
2    The charge in 2009 of £(144) million for actual less long-term return on equity based investments and other items primarily relates to the shortfall of actual return against the expected return on investments in limited partnerships.
3    This gain (loss) arises due to the market returns being higher (lower) than the assumed longer-term rate of return. This gives rise to higher (lower) than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For 2009, the US equity market returns were approximately positive 24 per cent compared to the assumed longer-term rate of return of 7.4 per cent.  For 2008, the US equity market returns were approximately negative 38.5 per cent compared to the assumed longer-term rate of return of 5.8 per cent.

iii
UK insurance operations
      The short-term fluctuations in investment returns for UK insurance operations for 2009 represents:
	2009 £m	2008 £m
With-profits[1]	430	(2,083)
Shareholder-backed annuity[2]	(40)	(213)
Unit-linked and other[3]	55	(111)
	445	(2,407)
      Notes
1    For with-profits business the credit for 2009 of £430 million (2008: charge of £(2,083) million) reflects the positive variance of 8.6 per cent (2008: negative 25.3 per cent) against the assumed long-term return for the investments covering policyholder liabilities and unallocated surplus.
2    Short-term fluctuations in investment returns on shareholder-backed annuity business for 2009 of £(40) million primarily represents mismatching losses arising from a fall in yields on assets of £(105) million, partially offset by better than expected default experience of £22 million.  The remaining balance of £43 million consists of positive movements in other asset values partially offset by losses on surplus assets relative to the expected return. The charge for 2008 of £(213) million primarily represented an unrealised loss on surplus assets and default experience.
3    The credit of £55 million relates primarily to unit-linked business representing the increase in capitalised value of future fees arising from the positive movements in market values experienced during the year.

iv
IGD hedge costs
During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to our regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

v
Other operations
Short-term fluctuations in investment returns of Other operations, in addition to the previously discussed IGD hedge costs, arise from:
	2009 £m	2008 £m
Sale of investment in India mutual fund in May 2008 giving rise to a transfer to operating profit of £47m for the crystallised gain, and value reduction in the year, prior to sale, of £24m	-	(71)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	28	(38)
Unrealised value movements on Prudential Capital bond portfolio	66	(190)
Unrealised value movements on investments held by Other operations	11	(14)
	105	(313)

6 Effect of changes in economic assumptions and time value of cost of options and guarantees

The effects of changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit (loss) from continuing operations before tax (including actual investment returns) arise as follows:
	2009 £m			2008 £m
	Change in economic assumptions	Change in time value of cost of options and guarantees	Total	Change in economic assumptions	Change in time value of cost of options and guarantees	Total
Asian operationsnote i	(165)	(9)	(174)	157	-	157
US operationsnote ii	(528)	10	(518)	267	11	278
UK insurance operationsnotes iii,iv	(270)	52	(218)	(783)	(50)	(833)
Total	(963)	53	(910)	(359)	(39)	(398)
Notes
i     The effect of changes in economic assumptions in Asia for 2009 of a charge of £(165) million primarily reflects increases in risk discount rates and fund earned rates (as shown in note 16b), with the largest impact arising for Hong Kong US dollar denominated business arising from the increase in US dollar government bond yields.  The £(165) million charge is net of a credit of £96 million for the effect of altered economic assumptions for Indonesia and Korea arising from a change in the application of the Group's methodology for these operations (as discussed in note 16b).
The effect of changes in economic assumptions in Asia for 2008 of a credit of £157 million reflects the impact of the reduction in risk discount rates across most territories.
ii    The charge of £(528) million for the effect of changes in economic assumptions for US operations for 2009 reflects the following:
	2009 £m	2008 £m
Effect of changes in 10-year treasury rates, beta and equity risk premiumnote
Fixed annuity and other general account business	(410)	385
Variable Annuity (VA) business	183	(118)
Increase in risk margin allowance for credit risk note	(301)	-
	(528)	267

Note
For Jackson, the charge for the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate.  The risk discount rate, as discussed in note 1b(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.
For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate.  This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate.  For 2009, the effect of these changes resulted in an overall charge for fixed annuity and other general account business of £(410) million, reflecting the increase in the risk-free rate of 1.6 per cent (as shown in note 16b).  For 2008, the effect of the change in economic assumptions on this business was a credit of £385 million, which reflects the decrease in the risk-free rate of 1.8 per cent.
For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate.  However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets from which fees are charged.  For 2009, the effect of both of these changes resulted in an overall credit on VA business of £183 million, reflecting the increase in the risk-free rate of 1.6 per cent (as shown in note 16b).  For 2008, the effect of the change in economic assumptions on VA business of a charge of £(118) million reflects the decrease in the risk-free rate of 1.8 per cent.
In 2009, the Group has included an additional allowance for credit risk.  In determining this allowance a number of factors were considered.  These factors, in particular, include:
a   How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium.  In assessing this effect consideration has been given to a number of approaches to estimating the liquidity premium by considering statistical data over the four years from 2006 to 2009, and
b   Policyholder benefits for Jackson fixed annuity business are not fixed.  It is possible in adverse economic scenarios to pass on a component of credit loss to policyholders (subject to guarantee features) through lower crediting rates.  Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.
After taking these and other more detailed factors into account and, based on market conditions in late 2009, the risk discount rate for spread business has been increased by 150 basis points as an additional allowance for credit risk.  For VA business, the additional allowance increase has been set at 20 per cent of the non-VA business increase to reflect the fact that a proportion of the VA business is allocated to general account holdings of debt securities.
The additional allowance to be applied in future reporting periods will be altered, as necessary, for future credit conditions and as the business in-force alters over time.  Accordingly, a simple formulaic approach for the future allowance is not possible and does not apply.  However, as a guide the current allowance can be summarised as broadly reflecting that 50 per cent of the increase in credit spread since 31 December 2006 can be attributed to credit risk and 50 per cent to liquidity premium, and that management actions can be used to absorb some 50 basis points of credit losses without adversely impacting value.

iii   The effect of changes in economic assumptions of a charge of £(270) million for UK insurance operations comprises the effect of:
	2009 £m			2008 £m
	Shareholder- backed annuity business note 1	With-profits and other business note 2	Total	Shareholder- backed annuity business note 1	With-profits and other business note 2	Total
(Decrease) increase in expected long-term rates of return	(284)	191	(93)	83	(1,082)	(999)
Decrease (increase) in risk discount rates	240	(311)	(71)	(394)	668	274
Other changes	25	(131)	(106)	(6)	(52)	(58)
	(19)	(251)	(270)	(317)	(466)	(783)
      Notes
1    In 2008, the £(317) million charge comprises £(400) million for the effect of strengthening credit risk assumptions, offset by a credit of £231 million for the effect of rebalancing the asset portfolio calculated by reference to the exceptional changes in credit spreads from 31 December 2006 to 31 December 2008, and an underlying charge of £(148) million for regular changes in yields and discount rates.  In 2009, the charge of £(19) million reflects the effects of regular economic assumption changes.  However, the amounts for the component line items shown above reflect a change in the composition of the default allowance between best estimate levels (which are reflected in the long-term rates of return) and allowance for credit risk premium and additional short-term defaults reflected in the risk discount rate.
2    In 2009, the charge of £(251) million for with-profits and other business reflects the fact that the risk discount rate has increased significantly more than the earned rate as a result of the revised correlation assumptions, lower equity backing ratio and very low cash return.In 2008, the charge of £(466) million for the effects of the decrease in expected long-term rates of return and risk discount rates primarily reflect the reduction in gilt rates of (0.85) per cent.
iv   The effect of changes in time value of cost of options and guarantees of a credit of £52 million for UK insurance operations primarily relates to with-profits business reflecting the effect of the improved investment return achieved in 2009, combined with an overall beneficial impact arising from changes in economic assumptions.  In 2008, the charge of £(50) million primarily related to with-profits business reflecting the effect of the reduction in the expected long-term rates of return as described in note (2) above.

7 Shareholders' funds - segmental analysis

	2009 £m	2008 £m
Asian operations
Long-term business:
Net assets of operations - EEV basis shareholders' funds	5,781	5,264
Acquired goodwill	80	111
	5,861	5,375
Asset management:note i
Net assets of operations	161	167
Acquired goodwill	61	61
	222	228
	6,083	5,603
US operations
Jackson - EEV basis shareholders' funds (net of surplus note borrowings of £158m (2008: £154m)	4,122	4,339
Broker-dealer and asset management operations:note i
Net assets of operations	95	98
Acquired goodwill	16	16
	111	114
	4,233	4,453
UK operations
Insurance operations:
Long-term business operations:
Smoothed shareholders' funds	5,547	5,437
Actual shareholders' funds less smoothed shareholders' funds	(108)	(518)
EEV basis shareholders' funds	5,439	4,919
Other	37	-
	5,476	4,919
M&G:note i
Net assets of operations	173	147
Acquired goodwill	1,153	1,153
	1,326	1,300
	6,802	6,219
Other operations
Holding company net borrowings at market value[9]	(1,780)	(818)
Other net liabilitiesnote i	(65)	(501)
	(1,845)	(1,319)
Total	15,273	14,956

Representing:
	2009 £m			2008 £m
	Statutory IFRS basis shareholders' equity	Additional retained profit on an EEV basis	EEV basis shareholders' equity	Statutory IFRS basis shareholders' equity	Additional retained profit on an EEV basis	EEV basis shareholders' equity
Asian operations	1,462	4,399	5,861	2,167	3,208	5,375
US operations	3,011	1,111	4,122	1,698	2,641	4,339
UK insurance operations	1,902	3,537	5,439	1,655	3,264	4,919
Total long-term business operations	6,375	9,047	15,422	5,520	9,113	14,633
Other operations note ii	(104)	(45)	(149)	(462)	785	323
Group total	6,271	9,002	15,273	5,058	9,898	14,956
Notes
i     With the exception of the share of the Prudential Staff Pension Scheme (PSPS) deficit attributable to the PAC with-profits fund, which is included in 'Other operations' net liabilities, these amounts have been determined on the statutory IFRS basis. The overall pension scheme deficit, net of tax, attributable to shareholders relating to PSPS is determined as shown below:
	2009 £m	2008 £m
IFRS basis deficit (relating to shareholder-backed operations)	(16)	(31)
Additional EEV deficit (relating to shareholders' 10 per cent share of the IFRS basis deficit attributable to the PAC with-profits fund)	(5)	(6)
EEV basis*	(21)	(37)
*    For 2008, the EEV basis deficit of £(37) million for other operations includes the shareholders' share of the deficit on the Scottish Amicable Pension Scheme, which for 2009 is included within the shareholders' funds of UK long-term business operations.
ii    The additional retained profit on an EEV basis for Other operations represents the mark to market value difference on holding company net borrowings of a charge of £(26) million (2008: credit of £802 million) and the effect of accounting for pension costs for the Prudential Staff Pension Scheme.

8 Analysis of movement in free surplus

Free surplus is the market value of the net worth in excess of the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles.  Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 1b(ii).
	2009 £m
Long-term business and asset management operations note i	Long-term business note 13	Asset management and UK general insurance commission note ii	Free surplus of long-term business, asset management and UK general insurance commission
Underlying movement:
New business	(675)	-	(675)
Business in force:
Expected in-force cash flows (including expected return on net assets)	1,657	257	1,914
Effects of changes in operating assumptions, operating experience variances and other operating items	175	-	175
	1,157	257	1,414
Changes in non-operating itemsnote iii	(239)	41	(198)
Profit on sale and results for Taiwan agency business	987	-	987
	1,905	298	2,203
Net cash flows to parent companynote iv	(506)	(182)	(688)
Exchange movements, timing differences and other itemsnote v	219	(62)	157
Net movement in free surplus	1,618	54	1,672
Balance at 1 January 2009	447	412	859
Balance at 31 December 2009	2,065	466	2,531
Representing:
Asian operations[13]	801	161	962
US operations[13]	749	95	844
UK insurance operations[13]	515	210	725
	2,065	466	2,531
1 January 2009
Representing:
Asian operations[13]	(240)	167	(73)
US operations[13]	501	98	599
UK insurance operations[13]	186	147	333
	447	412	859

Notes
i     All figures are shown net of tax.
ii    For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' funds as shown in note 7.
iii   Changes in non-operating items.
This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.
Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations together with the shareholders' 10 per cent interest in the value movements on the assets in the with-profits funds.
The effect of changes in economic assumptions on free surplus includes the impact of an increase in required capital for Jackson of £168 million driven by impairments and credit downgrades.  Separately, short-term fluctuations in investment returns include the effect of impairments and credit downgrades in excess of the expected longer-term level reflected within operating profit.
iv   Net cash flows to parent company reflect the flows for long-term business operations as included in the holding company cash flow at transaction rates.
v    Exchange movements, timing differences and other items represent:
	Long-term business £m	Asset management and UK general insurance commission £m	Total £m
Exchange movements	(75)	(30)	(105)
Mark to market value movements on Jackson assets backing surplus and required capital[13]	133	-	133
Other	161	(32)	129
	219	(62)	157

9 Holding Company net borrowings

a Balance sheet
	2009 £m			2008 £m
	IFRS basis	Mark to market value adjustment note b	EEV basis at market value	IFRS basis	Mark to market value adjustment note b	EEV basis at market value
Holding company* cash and short-term investments	(1,486)	-	(1,486)	(1,165)	-	(1,165)
Core structural borrowings - central funds(note)	3,240	26	3,266	2,785	(802)	1,983
Holding company net borrowings	1,754	26	1,780	1,620	(802)	818
Core structural borrowings - Jackson	154	4	158	173	(19)	154
	1,908	30	1,938	1,793	(821)	972
*Including central finance subsidiaries.
      Note
EEV basis holding company borrowings comprise:
	2009 £m	2008 £m
Perpetual subordinated capital securities (Innovative Tier 1)	1,351	513
Subordinated debt (Lower Tier 2)	1,372	737
Senior debt	543	733
	3,266	1,983

In May 2009, the Company repaid maturing £249 million senior debt and in the same month the Company issued £400 million subordinated notes in part to replace the maturing debt.
In July 2009, the Company issued US$750 million perpetual subordinated capital securities.
      In accordance with the EEV Principles, core borrowings are carried at market value.  As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the market value adjustment above.

b Results and movements in equity
	2009 £m	2008 £m
Loss (profit) included in consolidated income statement	795	(656)
Foreign exchange effects	56	(181)
1 January 2009	(821)	16
31 December 2009	30	(821)

The loss (profit) recorded in the consolidated income statement represents a charge of £774 million (2008: credit of £(619) million) in respect of central funds and a charge of £21 million (2008: credit of £(37) million) in respect of Jackson.

10 Reconciliation of movement in shareholders' funds

	2009 £m
	Long-term business operations				Other operations	Group Total
	Asian operations	US operations	UK insurance operations	Total long-term business operations
Operating profit (based on longer-term investment returns)
Long-term business:
New business[2]	713	664	230	1,607	-	1,607
Business in force[3]	392	569	640	1,601	-	1,601
	1,105	1,233	870	3,208	-	3,208
Asia development expenses	(6)	-	-	(6)	-	(6)
UK general insurance commission	-	-	-	-	51	51
M&G					238	238
Asian asset management operations					55	55
US broker-dealer and asset management					4	4
Other income and expenditure					(433)	(433)
Restructuring costs	-	-	(20)	(20)	(7)	(27)
Operating profit based on longer-term investment returns	1,099	1,233	850	3,182	(92)	3,090
Short-term fluctuations in investment returns[5]	437	(401)	445	481	(130)	351
Mark to market value movements on core borrowings[9]	-	(21)	-	(21)	(774)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(52)	(52)	(32)	(84)
Effect of changes in economic assumptions and time value of cost of options and guarantees[6]	(174)	(518)	(218)	(910)	-	(910)
Profit on sale and results for Taiwan agency business[18]	148	-	-	148	(57)	91
Profit (loss) from continuing operations before tax (including actual investment returns)	1,510	293	1,025	2,828	(1,085)	1,743
Tax (charge) credit attributable to shareholders' profit (loss):[11]
Tax on operating profit	(239)	(416)	(245)	(900)	34	(866)
Tax on short-term fluctuations in investment returns	(76)	165	(124)	(35)	61	26
Tax on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	14	14	9	23
Tax on effect of changes in economic assumptions and time value of cost of options and guarantees	94	181	61	336	-	336
Total tax (charge) credit	(221)	(70)	(294)	(585)	104	(481)
Discontinued operations (net of tax)[4]	-	-	-	-	(14)	(14)
Minority interests	-	-	-	-	(3)	(3)
Profit (loss) for the year	1,289	223	731	2,243	(998)	1,245
Exchange movements on foreign operations and net investment hedgesnote i	(435)	(483)	-	(918)	157	(761)
Related tax	-	-	-	-	11	11
Intra group dividends (including statutory transfer)	(553)	(39)	(206)	(798)	798	-
External dividends	-	-	-	-	(481)	(481)
Reserve movements in respect of share-based payments	-	-	-	-	29	29
Investment in operationsnote ii	219	-	27	246	(246)	-
Other transfersnote iv	(3)	(51)	(32)	(86)	86	-
Movement in own shares held in respect of share-based payment plans	-	-	-	-	3	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	-	-	(3)	(3)
New share capital subscribed	-	-	-	-	141	141
Mark to market value movements on Jackson assets backing surplus and required capital (net of related tax of £72m)[13]	-	133	-	133	-	133
Net increase (decrease) in shareholders' equity	517	(217)	520	820	(503)	317
Shareholders' equity at 1 January 2009note iii, 7	5,264	4,339	4,919	14,522	434	14,956
Shareholders' equity at 31 December 2009note iii, 7	5,781	4,122	5,439	15,342	(69)	15,273
Notes
i     Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 2009 and 2008 exchange rates as applied to shareholders' funds at 1 January 2009 and the difference between 31 December 2009 and average 2009 rates for profits.
ii    Investment in operations reflects increases in share capital. This includes certain non-cash items.
iii   For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 7) is included in Other operations.

iv   Other transfers (from) to long-term business operations to Other operations in 2009 represent:
	Asian operations	US operations	UK insurance operations	Total long-term business operations
	£m	£m	£m	£m
Adjustment for net of tax asset management projected profits of covered business	(7)	(3)	(17)	(27)
Other adjustments	4	(48)	(15)	(59)
	(3)	(51)	(32)	(86)

11 Tax attributable to shareholders' profit (loss)

The tax charge (credit) comprises:
	2009 £m	2008 £m
Tax charge on operating profit based on longer-term investment returns:
Long-term business:note i
Asian operationsnote ii	239	322
US operations	416	205
UK insurance operationsnote ii	245	269
	900	796
Other operations	(34)	(38)
Total tax charge on operating profit based on longer-term investment returns	866	758
Tax credit on items not included in operating profit:
Tax credit on short-term fluctuations in investment returns	(26)	(1,432)
Tax credit on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(23)	(2)
Tax credit on effect of changes in economic assumptions and time value of cost of options and guarantees	(336)	(79)
Tax credit on profit on sale and results of sold Taiwan agency business	-	(16)
Total tax credit on items not included in operating profit	(385)	(1,529)
Tax charge (credit) on profit (loss) on ordinary activities from continuing operations (including tax on actual investment returns)	481	(771)
Notes
i     The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK, the effective rate is the UK corporation tax rate of 28 per cent which took effect from 1 April 2008. For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.
ii    Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

12 Earnings per share (EPS)

	2009 £m	2008 £m
Operating EPS:
Operating profit before tax	3,090	2,865
Tax	(866)	(758)
Minority interests	(3)	(4)
Operating profit after tax and minority interests	2,221	2,103
Operating EPS (pence)	88.8p	85.1p
Total EPS:
Profit (loss) from continuing operations before tax	1,743	(2,106)
Tax	(481)	771
Discontinued operations (net of tax)	(14)	-
Minority interests	(3)	(3)
Total profit (loss) after tax and minority interests	1,245	(1,338)
Total EPS (pence)	49.8p	(54.1)p
Average number of shares (millions)	2,501	2,472

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

13 Reconciliation of net worth and value of in-force businessnote i

	2009 £m
	Free surplus note 8	Required capital	Total net worth	Value of in-force business note iv	Total long-term business
Group

Shareholders' equity at 1 January 2009	447	4,117	4,564	9,958	14,522
New business contributionnotes ii, iii	(675)	451	(224)	1,355	1,131
Existing business - transfer to net worth	1,551	(434)	1,117	(1,117)	-
Expected return on existing business	106	100	206	856	1,062
Changes in operating assumptions and experience variances	175	50	225	(136)	89
Profit on sale and results for Taiwan agency business	987	(1,232)	(245)	393	148
Increase in capital requirements for US operations arising from impairments and credit downgrades	(168)	168	-	-	-
Changes in non-operating assumptions and experience variances and minority interests	(71)	42	(29)	(158)	(187)
Profit after tax and minority interests from long-term business	1,905	(855)	1,050	1,193	2,243
Exchange movements on foreign operations and net investment hedges	(75)	(268)	(343)	(575)	(918)
Intra-group dividends (including statutory transfer) and investment in operationsnote v	(259)	-	(259)	(293)	(552)
Mark to market value movements on Jackson assets backing surplus and required capital	133	-	133	-	133
Other transfers from net worth	(86)	-	(86)	-	(86)
Shareholders' equity at 31 December 2009	2,065	2,994	5,059	10,283	15,342

Representing:
Asian operations

Shareholders' equity at 1 January 2009	(240)	1,789	1,549	3,715	5,264
New business contributionnotes ii,iii	(246)	69	(177)	710	533
Existing business - transfer to net worth	377	5	382	(382)	-
Expected return on existing business	86	5	91	322	413
Changes in operating assumptions and experience variancesnote vi	(98)	85	(13)	(73)	(86)
Profit on sale and results for Taiwan agency business	987	(1,232)	(245)	393	148
Changes in non-operating assumptions and experience variances and minority interests	101	(26)	75	206	281
Profit after tax and minority interests from long-term business	1,207	(1,094)	113	1,176	1,289
Exchange movements on foreign operations and net investment hedges	(12)	(110)	(122)	(313)	(435)
Intra-group dividends (including statutory transfer) and investment in operationsnote v	(151)	-	(151)	(183)	(334)
Other transfers from net worth	(3)	-	(3)	-	(3)
Shareholders' equity at 31 December 2009	801	585	1,386	4,395	5,781

US operations

Shareholders' equity at 1 January 2009	501	1,400	1,901	2,438	4,339
New business contributionnotes ii,iii	(326)	300	(26)	458	432
Existing business - transfer to net worth	706	(359)	347	(347)	-
Expected return on existing business	18	55	73	151	224
Changes in operating assumptions and experience variances	115	(12)	103	58	161
Increase in capital requirements for US operations arising from impairments and credit downgrades	(168)	168	-	-	-
Changes in non-operating assumptions and experience variances and minority interests	(77)	11	(66)	(528)	(594)
Profit after tax and minority interests from long-term business	268	163	431	(208)	223
Exchange movements on foreign operations and net investment hedges	(63)	(158)	(221)	(262)	(483)
Intra-group dividends (including statutory transfer) and investment in operations	(39)	-	(39)	-	(39)
Mark to market value movements on Jackson assets backing surplus and required capital	133	-	133	-	133
Other transfers from net worth	(51)	-	(51)	-	(51)
Shareholders' equity at 31 December 2009	749	1,405	2,154	1,968	4,122

	2009 £m
	Free surplus note 8	Required capital	Total net worth	Value of in-force business note iv	Total long-term business
UK insurance operations

Shareholders' equity at 1 January 2009	186	928	1,114	3,805	4,919
New business contributionnotes ii,iii	(103)	82	(21)	187	166
Existing business - transfer to net worth	468	(80)	388	(388)	-
Expected return on existing business	2	40	42	383	425
Changes in operating assumptions and experience variances	158	(23)	135	(121)	14
Changes in non-operating assumptions and experience variances and minority interests	(95)	57	(38)	164	126
Profit after tax and minority interests from long-term business	430	76	506	225	731
Intra-group dividends (including statutory transfer) and investment in operationsnote v	(69)	-	(69)	(110)	(179)
Other transfers from net worth	(32)	-	(32)	-	(32)
Shareholders' equity at 31 December 2009	515	1,004	1,519	3,920	5,439
Notes
i     All figures are shown net of tax.
ii    The movements arising from new business contribution are as follows:
	2009 £m			2008 £m
	Pre-tax new business contribution note 2	Tax	Post-tax new business contribution	Pre-tax new business contribution note 2	Tax	Post-tax new business contribution
Asian operations	713	(180)	533	634	(166)	468
US operations	664	(232)	432	293	(103)	190
UK insurance operations	230	(64)	166	273	(76)	197
	1,607	(476)	1,131	1,200	(345)	855

	2009	2008
	£m	£m
Free surplus	(675)	(806)
Required capital	451	472
Total net worth	(224)	(334)
Value of in-force business	1,355	1,189
Total long-term business	1,131	855
iii   New business capital usage
	2009 £m			2008 £m
	Free surplus invested in new business	Post-tax new business contribution note ii	Post-tax new business contribution per £1m free surplus invested	Free surplus invested in new business	Post-tax new business contribution note ii	Post-tax new business contribution per £1m free surplus invested
Asian operations	(246)	533	2.2	(224)	468	2.1
US operations	(326)	432	1.3	(289)	190	0.7
UK insurance operations	(103)	166	1.6	(293)	197	0.7
	(675)	1,131	1.7	(806)	855	1.1
iv   The value of in-force business includes the value of future margins from current in-force business less the cost of holding encumbered capital and represents:
	2009 £m				2008 £m
	Value of in-force business before deduction of cost of capital and of guarantees	Cost of capital	Cost of time value of guarantees	Net value of in-force business	Value of in-force business before deduction of cost of capital and of guarantees	Cost of capital	Cost of time value of guarantees	Net value of in-force business
Asian operationsnote vii	4,605	(198)	(12)	4,395	4,590	(869)	(6)	3,715
US operations	2,351	(175)	(208)	1,968	2,838	(18)	(382)	2,438
UK insurance operations	4,181	(221)	(40)	3,920	4,263	(372)	(86)	3,805
	11,137	(594)	(260)	10,283	11,691	(1,259)	(474)	9,958
v    The amounts shown in respect of free surplus and the value of in-force business for UK and Asian operations for intragroup dividends and investment in operations include the impact of contingent loan funding.
vi   For Asian operations, the effect of changes in operating assumptions and experience variances in 2009 includes the impact of changes in the assumed capital requirement to better align with internal management and pricing bases.  This primarily arises in China, Indonesia, Philippines and Vietnam, with a consequent reduction in free surplus and increase in required capital of £73 million.
vii  The change in the cost of capital for Asian operations from £(869) million in 2008 to £(198) million in 2009 primarily reflects the effect of the disposal of the Taiwan agency business.

14 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the analysis of free surplus crystallisation as follows:

	2009 £m	2008 £m
Required capital[13]	2,994	4,117
Value of in-force (VIF)[13]	10,283	9,958
Add back: deduction for cost of time value of guarantees[13]	260	474
Other itemsnote	(865)	(181)
	12,672	14,368
Note
Other items includes the deduction of the value of the shareholders' interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below. Also included in "other items" are amounts which are deducted in full against VIF, as they represent the Group's best estimate of amounts that will be paid in the future, but for which there is no definitive timeframe for when the payments will actually be made.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so is subject to the same assumptions and sensitivities.
      The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

	2009 Total as shown above	2009 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
		1-5 years	6-10 years	11-15 years	16-20 years	20+ years
Asian operations	4,911	1,716	1,121	687	455	932
US operations	3,739	2,129	980	364	153	113
UK insurance operations	4,022	1,591	1,035	653	401	342
Total	12,672	5,436	3,136	1,704	1,009	1,387
	100%	43%	25%	13%	8%	11%

	2008 Total as shown above	2008 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
		1-5 years	6-10 years	11-15 years	16-20 years	20+ years
Asian operations	5,373	1,746	1,150	859	564	1,054
US operations	4,374	2,415	1,167	460	180	152
UK insurance operations	4,621	2,297	975	600	389	360
Total	14,368	6,458	3,292	1,919	1,133	1,566
	100%	45%	23%	13%	8%	11%

15 Sensitivity of results to alternative assumptions

a Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2009 (31 December 2008) and the new business contribution after the effect of encumbered capital for 2009 and 2008 to:

• one per cent increase in the discount rates;
• one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
• one per cent rise in equity and property yields;
• 10 per cent fall in market value of equity and property assets (not applicable for new business contribution);
• holding company statutory minimum capital (by contrast to economic capital);
• five basis point increase in long-term expected defaults; and
• 10 basis point increase in the liquidity premium for UK shareholder-backed annuities (2009 only).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

	2009 £m
	Asian operations (excluding sold Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations
New business profit for 2009
As reported[2]	713	664	230	1,607
Discount rates - 1% increase	(91)	(48)	(43)	(182)
Interest rates - 1% increase	(3)	8	(7)	(2)
Interest rates - 1% decrease	3	(12)	8	(1)
Equity/property yields - 1% rise	31	39	11	81
Long-term expected defaults - 5 bps increase	-	-	(9)	(9)
Liquidity premium - 10 bps increase	-	-	18	18
Embedded value of long-term operations at 31 December 2009
As reported[10]	5,781	4,122	5,439	15,342
Discount rates - 1% increase	(522)	(146)	(401)	(1,069)
Interest rates - 1% increase	(183)	(137)	(231)	(551)
Interest rates - 1% decrease	231	55	298	584
Equity/property yields - 1% rise	255	82	213	550
Equity/property market values - 10% fall	(147)	(10)	(298)	(455)
Statutory minimum capital	28	123	6	157
Long-term expected defaults - 5 bps increase	-	-	(76)	(76)
Liquidity premium - 10 bps increase	-	-	152	152

	2008 £m
	Asian operations (excluding Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations	Taiwan agency business	Total long-term business operations (as previously published)
New business profit for 2008
As reported[2]	634	293	273	1,200	107	1,307
Discount rates - 1% increase	(74)	(25)	(52)	(151)	(14)	(165)
Interest rates - 1% increase	(19)	21	(5)	(3)	(1)	(4)
Interest rates - 1% decrease	23	(47)	6	(18)	-	(18)
Equity/property yields - 1% rise	26	28	15	69	4	73
Embedded value of long-term operations at 31 December 2008
As reported[10]	5,487	4,339	4,919	14,745	(223)	14,522
Discount rates - 1% increase	(454)	(170)	(361)	(985)	(110)	(1,095)
Interest rates - 1% increase	(126)	(123)	(98)	(347)	126	(221)
Interest rates - 1% decrease	146	19	121	286	(182)	104
Equity/property yields - 1% rise	240	114	276	630	54	684
Equity/property market values - 10% fall	(94)	(117)	(381)	(592)	(35)	(627)
Statutory minimum capital	1	11	5	17	512	529

b Sensitivity analysis - non-economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2009 (31 December 2008) and the new business contribution after the effect of encumbered capital for 2009 and 2008 to:

• 10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
• 10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of five per cent would represent a lapse rate of 4.5 per cent per annum); and
• five per cent proportionate decrease in base mortality and morbidity rates (i.e. increased longevity
).

	2009 £m
	Asian operations (excluding sold Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations
New business profit for 2009
As reported[2]	713	664	230	1,607
Maintenance expenses - 10% decrease	19	9	8	36
Lapse rates - 10% decrease	56	34	11	101
Mortality and morbidity - 5% decrease	37	7	(11)	33
Change representing effect on:
Life business	37	7	1	45
UK annuities	-	-	(12)	(12)
Embedded value of long-term operations at 31 December 2009
As reported[10]	5,781	4,122	5,439	15,342
Maintenance expenses - 10% decrease	77	33	43	153
Lapse rates - 10% decrease	232	141	70	443
Mortality and morbidity - 5% decrease	169	78	(157)	90
Change representing effect on:
Life business	169	78	11	258
UK annuities	-	-	(168)	(168)

	2008 £m
	Asian operations (excluding Taiwan agency business)	US operations	UK insurance operations	Total long-term business operations	Taiwan agency business	Total long-term business operations (as previously published)
New business profit for 2008
As reported[2]	634	293	273	1,200	107	1,307
Maintenance expenses - 10% decrease	19	6	7	32	3	35
Lapse rates - 10% decrease	53	23	11	87	9	96
Mortality and morbidity - 5% decrease	23	6	(20)	9	4	13
Change representing effect on:
Life business	23	6	-	29	4	33
UK annuities	-	-	(20)	(20)	-	(20)
Embedded value of long-term operations at 31 December 2008
As reported[10]	5,487	4,339	4,919	14,745	(223)	14,522
Maintenance expenses - 10% decrease	74	45	36	155	18	173
Lapse rates - 10% decrease	192	177	80	449	2	451
Mortality and morbidity - 5% decrease	139	121	(71)	189	33	222
Change representing effect on:
Life business	139	121	5	265	33	298
UK annuities	-	-	(76)	(76)	-	(76)

16 Assumptions

a Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.
      Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

b Principal economic assumptions
Deterministic assumptions
In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations.
      For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group businesses are set on the same basis.
      Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.0 per cent to 8.35 per cent (2008: 3.0 per cent to 7.0 per cent). In the US and the UK, the equity risk premium is 4.0 per cent (2008: 4.0 per cent).
      Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:
Asian operations	31 Dec 2009%						31 Dec 2008%
	China	Hong Kong	India	Indonesia	Japan	Korea	China	Hong Kong	India	Indonesia	Japan	Korea
	note iv	notes ii,iii		note iv		note iv	notes ii,iii
Risk discount rate:
New business	11.75	5.5	14.25	13.8	5.1	8.2	11.75	3.8	14.25	15.25	4.8	8.2
In force	11.75	5.7	14.25	13.8	5.1	8.4	11.75	3.9	14.25	15.25	4.8	8.2
Expected long- term rate of inflation	4.0	2.25	5.0	6.0	0.0	2.75	4.0	2.25	5.0	6.0	0.7	2.75
Government bond yield	8.25	3.9	9.25	10.25	1.9	5.5	8.25	2.3	9.25	10.25	1.6	4.3

Asian operations	31 Dec 2009%						31 Dec 2008%
	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
	note iii	note iv	note iii			note iv	note iii		note iii
Risk discount rate:
New business	9.4	15.75	5.7	7.5	13.0	16.75	9.1	15.75	6.15	9.1	13.0	16.75
In force	9.5	15.75	6.8	7.5	13.0	16.75	9.0	15.75	6.85	9.7	13.0	16.75
Expected long- term rate of inflation	2.75	5.0	1.75	2.25	3.0	6.0	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	6.5	9.25	4.25	5.5	6.75	10.25	6.5	9.25	4.25	5.5	6.75	10.25

	31 Dec 2009	31 Dec 2008
	Asia total %	Asia total %
Weighted risk discount rate:note i
New business (excluding Taiwan agency business)	9.1	8.7
In force (excluding Taiwan agency business)	8.8	8.0
In force (including Taiwan agency business)	N/A	7.8
Notes
i     The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business.
ii    The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.
iii   The mean equity return assumptions for the most significant equity holdings in the Asian operations were:
	31 Dec 2009%	31 Dec 2008%
Hong Kong	7.9	6.2
Malaysia	12.4	12.5
Singapore	10.2	10.2
To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.
iv   In 2009, the Group reconsidered the application of the Group's methodology for certain less established operations, with a consequent change in the risk discount rates used for Indonesia and Korea and a change in the assumed capital requirement to better align with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam. The change in the risk discount rate for Indonesia from 2008 to 2009 reflects a more granular assessment of the risks when determining the beta.

US operations (Jackson)	31 Dec 2009%	31 Dec 2008%
Assumed spread marginsnote iii
New businessnote i
Assumed long-term spread between earned rate and rate credited to policyholders for new tranches of Fixed Annuity businessnote i	see note i below	1.75
In force	1.75	1.75
Risk discount rate:note ii
New business	7.8	4.6
In force	7.2	3.9
US 10-year treasury bond rate at end of period	3.9	2.3
Pre-tax expected long-term nominal rate of return for US equities	7.9	6.3
Expected long-term rate of inflation	2.4	1.5
Notes
 i    The expected spread for new tranches in 2009 of fixed annuity business (including the proportion of variable annuity new business invested in the general account) and fixed index annuity business are as follows:
	Fixed Annuity business*		Fixed Index Annuity business %
Assumed spread on new business	First 5 years %	Long-term assumption** %
First six months of 2009	2.75	2.0	3.5
Second six months of 2009	2.25	2.0	2.5
2008	n/a	1.75	2.2
* Including the proportion of variable annuity business invested in the general account.
** For new tranches of business in 2009, the expected spread is assumed to grade back to the long-term assumption over the next 10 years.

The increases in the spread assumptions are due primarily to the exceptional combined benefit of high investment yields with a net annualised yield on new assets of 6.4 per cent during 2009 and lower crediting rates. These revised assumptions include a provision that crediting rates and spreads will normalise in the future. Thus, the assumption for new business spreads shown above for fixed annuities and the proportion of variable annuity business invested in the general account is set at the higher new level for the first five years before reducing over the following 10 years. As before, the valuation of new business takes into account an assumed associated risk of increased lapse under certain interest rate scenarios.
ii    The risk discount rates at 31 December 2009 for new business and business in force for US operations reflect weighted rates based on underlying rates of 8.2 per cent (2008: 6.2 per cent) for Variable Annuity (VA) business and 6.2 per cent (2008: 3.0 per cent) for other business. The increase in the weighted discount rates reflects the increase in the US 10-year treasury bond rate of 160 bps, the additional credit risk allowance of 30 bps for VA business and 150 bps for other business, as explained in notes 1b(iii) and 6, and a change in the product mix reflecting the increased proportion of VA business.
iii   Credit risk treatment
      The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates.  Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships.  The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread of 1.25 per cent over 10 years.  The expected spread for 2009 has been determined after allowing for a Risk Margin Reserve (RMR) allowance of 28 basis points for longer-term defaults as described in note 1b(iii). The RMR of 28 bps represents the allowance, as at 31 December 2009, applied in the cash flow projections of the value of the in-force business.
In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.
The results for Jackson reflect the application of the discount rates shown above, which for 2009 reflect the inclusion of an additional allowance for a combination of credit risk premium and short-term default allowance as described in note 1b(iii) and note 6
. In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.
At 31 December 2008, the book value yields, net of RMR allowance, were in excess of the risk discount rate. To correct for the anomalous effect that would otherwise occur no credit was taken in the financial statements for full year 2008 for the cost of capital benefit that this feature would have given rise to for fixed annuity business. As interest rates have subsequently risen such that the risk discount rate exceeds book value yield at 31 December 2009 no such adjustment is needed for the year.

UK insurance operations note iv	31 Dec 2009%	31 Dec 2008%
Shareholder-backed annuity business:
Risk discount rate:notes i, iv
New business	8.7	9.6
In force	10.2	12.0
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:note iii
Fixed annuities	5.6	6.7
Inflation-linked annuities	5.8	5.8

Other business:
Risk discount rate:notes ii, iv
New business	7.7	6.7
In force	7.4	6.75
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.4	7.7
Overseas equities	7.9 to 10.3	6.3 to 10.25
Property	6.7	6.0
Gilts	4.4	3.7
Corporate bonds note iv	6.1	5.2
Expected long-term rate of inflation	3.7	3.0
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.9	6.6
Life business	6.0	5.8
Notes
i     The risk discount rate applied to new shareholder-backed annuity business for 2009 has been determined after allowing for credit risk on the backing assets.
ii    The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.
iii   The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.
iv   Credit spread treatment
      For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities.  For 2008, the Company considered that in light of the current market conditions, it would be appropriate to assume an unchanged level of default allowance and an unchanged discount rate methodology relative to those at 31 December 2007.
For 2009, the approach for with-profit holdings has been refined.  For equities and properties the projected earned rate is defined as the risk-free rate plus a long-term risk premium.  Under the revised methodology a similar approach is adopted for corporate bonds i.e. the assumed earned rate is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of best estimate defaults.
             For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The risk discount rate in EEV reflects the excess of the total allowance for credit risk over the best estimate default assumptions.  For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk at 31 December 2009 is made up of:
a   20 bps for fixed annuities and 15 bps for inflation-linked annuities in respect of long-term expected defaults.  This is derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios.
b  13 bps for fixed annuities and 10 bps for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels.  This is derived by applying the 95th worst percentile from Moody's data from 1970 to 2004, to the asset portfolios.
c   41 bps for fixed annuities and 34 bps for inflation-linked annuities in respect of additional short-term credit risk, reflecting short-term credit rating downgrades and defaults in excess of the long-term assumptions. At 31 December 2008, this was derived as 25 per of the increase in credit spreads over swaps that has occurred since 31 December 2006 based on a set of externally published indices weighted to reflect the asset mix. During 2009, this element of the overall credit assumption has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions in (a) and (b) above and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults that were experienced in the period. In addition, the assumptions have been updated to reflect changes in the asset mix, arising particularly from the sale of subordinated financial debt and the addition of higher credit quality new business assets to the portfolio.
The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows:

	2009	2008
	(bps)	(bps)
Bond spread over swap rates	175	323
Credit risk allowance
Long-term expected defaults	19	15
Long-term credit risk premium	13	11
Short-term allowance for credit risk	39	54
Total credit risk allowance	71	80
Liquidity premium	104	243
The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.
      Details are given below of the key characteristics and calibrations of each model.

Asian operations
• The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.
•
The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations.
• The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for 2009 ranges from 18 per cent to 35 per cent (2008: 18 per cent to 30 per cent), and the volatility of government bond yields ranges from 1.3 per cent to 2.4 per cent (2008: 1.4 per cent to 2.4 per cent).

US operations (Jackson)
•
Interest rates are projected using a log-normal generator calibrated to the market yield curve at the valuation date;
•
Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and
•
Variable annuity equity and bond returns have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for both 2009 and 2008 ranges from
18.6 per cent to 28.1 per cent, depending on risk class, and the standard deviation of bond returns ranges from 1.4 per cent to 1.6 per cent (2008: 1.5 per cent to 1.6 per cent).

UK insurance operations
•
Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
•
The risk premium on equity assets is assumed to follow a log-normal distribution;
•
The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and
•
Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.
      For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied to 2009 and 2008 are as follows:

	2009%	2008%
Equities:
UK	18.0	18.0
Overseas	18.0	16.0
Property	15.0	15.0

c Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

d Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. It is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered.
      For Asian life operations, the expenses comprise costs borne directly and recharged costs from the Asia Regional Head Office, that are attributable to covered business.  The assumed future expenses for these operations also include projections of these future recharges.
      Expenditure of the Regional Head Office that is not allocated to the covered business or asset management operations is charged as incurred.  These costs are primarily for corporate related activities.  Development expenses are also charged as incurred.
      Corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund, is charged to EEV basis results as incurred.

e Taxation and other legislation
Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

17
New business premiums and contributions
notes

i,iii
	Single		Regular		Annual premium and contribution equivalents (APE)		Present value of new business premiums (PVNBP)
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Asian operationsnote ii
China (Group's 50% interest)	72	63	38	32	45	38	253	230
Hong Kong	94	507	232	154	241	205	1,414	1,612
India (Group's 26% interest)	47	60	163	202	168	208	581	747
Indonesia	41	94	186	167	190	176	671	649
Japan	57	115	46	30	52	42	263	217
Korea	38	78	118	211	122	219	568	1,097
Malaysia	63	28	140	99	146	102	814	570
Singapore	297	341	98	78	128	112	1,033	961
Taiwannote ii	104	36	97	55	107	58	427	237
Other	29	18	59	54	62	56	221	188
Total Asian operations (all retail)	842	1,340	1,177	1,082	1,261	1,216	6,245	6,508
US operations
Fixed annuities	1,053	1,724	-	-	105	172	1,053	1,724
Fixed index annuities	1,433	501	-	-	143	50	1,433	501
Variable annuities	6,389	3,491	-	-	639	349	6,389	3,491
Life	10	7	24	24	25	25	173	230
Total US operations - retail	8,885	5,723	24	24	912	596	9,048	5,946
Guaranteed Investment Contracts	-	857	-	-	-	86	-	857
GIC - Medium Term Notes	-	337	-	-	-	34	-	337
Total US operations	8,885	6,917	24	24	912	716	9,048	7,140
UK insurance operations
Product summary
Internal vesting annuities	1,357	1,600	-	-	136	160	1,357	1,600
Direct and partnership annuities	590	703	-	-	59	70	590	703
Intermediated annuities	242	497	-	-	24	50	242	497
Total individual annuities	2,189	2,800	-	-	219	280	2,189	2,800
Income drawdown	91	75	-	-	9	8	91	75
Equity release	127	242	-	-	13	24	127	242
Individual pensions	198	115	7	3	27	14	218	124
Corporate pensions	81	221	86	88	94	110	547	645
Unit-linked bonds	122	109	-	-	12	11	122	109
With-profit bonds	1,264	869	-	-	126	87	1,264	869
Protection	-	-	17	6	17	6	110	38
Offshore products	317	551	3	4	35	59	336	573
PruHealth	-	-	11	16	11	16	111	146
Total retail retirement	4,389	4,982	124	117	563	615	5,115	5,621
Corporate pensions	111	227	105	116	116	139	460	653
Other products	79	132	17	21	25	34	138	219
DWP rebates	127	153	-	-	13	15	127	153
Total mature life and pensions	317	512	122	137	154	188	725	1,025
Total UK retail	4,706	5,494	246	254	717	803	5,840	6,646
Wholesale annuities	39	1,417	-	-	4	142	39	1,417
Credit life	23	18	-	-	2	2	23	18
Total UK insurance operations	4,768	6,929	246	254	723	947	5,902	8,081
Channel summary
Direct and partnership	1,814	2,352	201	215	382	450	2,667	3,268
Intermediated	2,765	2,990	45	39	322	338	3,046	3,226
Wholesale	62	1,434	-	-	6	144	62	1,434
Sub-total	4,641	6,776	246	254	710	932	5,775	7,928
DWP rebates	127	153	-	-	13	15	127	153
Total UK operations	4,768	6,929	246	254	723	947	5,902	8,081
Group total	14,495	15,186	1,447	1,360	2,896	2,879	21,195	21,729

Notes
i     The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.
             Annual premiums and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.
ii    The table above includes new business for the Taiwan bank distribution operation.  New business of the Taiwan agency business, which was sold in June 2009 (as explained in note 18) is excluded from the table.  Comparative figures have been adjusted accordingly.
iii   The 2008 comparatives shown in the table are translated at average exchange rates for the year.

18 Sale of legacy agency book and agency force in Taiwan to China Life Insurance of Taiwan

	2009 £m	2008 £m
Profit on sale and results for Taiwan agency business	91	(248)

a 2009
On 20 February 2009, the Group announced that it had entered into an agreement to sell the assets and liabilities of its agency business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1.  The economic transfer date for the purpose of determining the net assets transferred was 28 February 2009.  The sale was completed, following regulatory approval, on 19 June 2009.

The profit on sale and results for the period of ownership comprise:
£m
Proceeds	-
Net asset value attributable to equity holders of Company at 1 January 2009 and provision for restructuring costs	134
Goodwill written off	(44)
Estimate as announced on 20 February 2009	90
Plus: effect of completion and other adjustments	1
91

Representing:
Profit arising on sale and result for long-term business operations[10]	148
Goodwill written off	(44)
Adjustments in respect of restructuring costs borne by non-covered business	(13)
91

b 2008 comparative results
The results for 2008 of £(248) million comprise the total result for the sold business i.e. including operating profit, short-term fluctuations in investment returns and the effect of changes in economic assumptions and the time value of cost of options and guarantees.
      In order to facilitate comparisons of the Group's retained businesses, the presentation of the EEV basis results has been adjusted to show separately the result of the sold Taiwan agency business, as explained below:
	2008
	As previously published	Adjustment	Adjusted
	£m	£m	£m
APE new business	3,025	(146)	2,879
New business profit	1,307	(107)	1,200
In-force profit	1,625	11	1,636
Asset management	345	-	345
Other results	(316)	-	(316)
Operating profit based on longer-term investment returns	2,961	(96)	2,865
Short-term fluctuations in investment returns	(5,127)	160	(4,967)
Mark to market value movements on core borrowings	656	-	656
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(15)	1	(14)
Effect of changes in economic assumptions and the time value of cost of options and guarantees	(581)	183	(398)
Result of sold Taiwan agency business	Included above	(248)	(248)
Loss before tax	(2,106)	-	(2,106)

19 Post balance sheet events

a Acquisition of UOB Life Assurance Limited
On 6 January 2010 the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in Life Assurance in Singapore for total cash consideration of SGD428 million (£192 million) subject to a post-completion adjustment to reflect the net asset value as at the completion date. This acquisition accompanied the announcement of a long-term strategic partnership with UOB.  Through this partnership Prudential's life insurance products will be distributed through UOB Group's 414 bank branches across Singapore, Indonesia and Thailand.
      The Group continues to complete its compilation of the acquisition balance sheet and further details will be provided in the Group's 2010 half year results announcement.

b Japanese insurance subsidiary's suspension of writing new business
On 15 January 2010 the Group's Japanese insurance subsidiary announced its intention to suspend writing new policyholder contracts in Japan after 15 February 2010. The company re-enforced its commitment to servicing its existing policyholder base, which comprised over 170,000 contracts as at 30 September 2009. This decision will be reviewed on an on-going basis in light of changes to the business environment.
      This decision does not affect the Group's asset management in Japan, which ranks among the largest foreign asset managers.

c Agreement to acquire AIA Group Limited
On 1 March 2010 the Group announced that it had reached agreement with American International Group (AIG) on terms for Prudential to acquire AIA Group Limited, a wholly owned subsidiary of AIG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 March 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson
Deputy Group Secretary